VIA EDGAR

December 18, 2023

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ark 21Shares Bitcoin ETF Amendment No. 3 to Registration Statement on Form S-1 Filed November 20, 2023 File No. 333- 257474

To Whom it May Concern:

On behalf of Ark 21Shares Bitcoin ETF (“Trust”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Amendment No. 3 to the Trust’s registration statement on Form S-1 filed on November 20, 2023 (“Registration Statement”). This letter is in response to the comments of the Staff of the SEC provided in correspondence dated December 6, 2023.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement. We will incorporate any changes referenced below into a future amendment to the Registration Statement.

Comment 1: Refer to your response to comment 8. On page 4, you state that the “list of exchanges on which the Trust executes transactions may evolve from time to time, and the Index Provider may make changes to the Constituent Exchanges comprising the Index from time to time for this or other reasons.” Please revise to clarify, if true, that the exchanges on which the Trust executes transactions do not impact the Constituent Exchanges comprising the Index.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The selection of exchanges for use in the Index is based on the accessible venues where execution transactions for bitcoin will occur. The exchanges on which market participants primarily execute transactions for bitcoin may evolve from time to time, and the Index Provider may make changes to the Constituent Exchanges comprising the Index from time to time for this or other reasons. To the extent the Trust executes transactions for bitcoin, the exchanges on which the Trust executes transactions do not impact the Constituent Exchanges comprising the Index.

Comment 2: On page 5, please revise to disclose, if true, that:

•	The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and

•	The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised accordingly to disclose that the Trust has entered into a Post-Trade Financing Agreement (the “Post-Trade Financing Agreement”) with Coinbase Credit, Inc., as part of the Prime Broker Agreement, pursuant to which the Trust may borrow bitcoin or cash as trade credit on a short-term basis to avoid having to pre-fund the Trust’s Trading Balance. The Post-Trade Financing Agreement will be used by the Trust for the purposes of trade settlement, to ensure that the Trust has sufficient bitcoin and cash liquidity so that it can satisfy creation and redemptions orders. Other than in connection with the Post-Trade Financing Agreement, (1) the Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and (2) the Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Additionally, the following disclosure will be added:

In connection with the Prime Broker Agreement, the Trust has entered into a Post-Trade Financing Agreement (the “Post-Trade Financing Agreement”) with Coinbase Credit, Inc. (the “Lender”), pursuant to which the Trust may borrow bitcoin or cash as trade credit (“Trade Credit”) the Lender on a short-term basis to avoid having to pre-fund the Trust’s Trading Balance. The Lender is only required to extend Trade Credits up to an authorized amount (the “Authorized Amount”) for use on the Prime Broker’s Trading Platform. Once the Lender has approved the Trust to receive Trade Credits up to the Authorized Amount, the Trust may place orders up to amounts up to the then-current amount available to the Trust to place orders (the “Available Balance”). The Lender is under no obligation to continue to provide Trade Credits for certain specific fiat currencies and/or digital assets, and Lender may impose black-out periods during which Trade Credits for currencies or digital assets may be unavailable.

To the extent that Trade Credits are not available, (1) there may be delays in the selling of bitcoin, (2) Trust assets may be in held the Trading Balance for a longer duration than if Trade Credits were available, and (3) the execution price associated with such trades may deviate significantly from the Index price used to determine the Trust’s NAV. To the extent that the execution price for sales of bitcoin deviate significantly from the Index price used to determine the NAV of the Trust, the remaining Shareholders may be negatively impacted. If Trade Credits are unavailable to the Trust, the Trust must pre-fund its Trading Balance with cash and/or bitcoin in order to sell bitcoin through the Prime Broker.

The Trust generally must repay Trade Credits by 6:00 p.m. ET (the “Settlement Deadline”) on the calendar day immediately following the day the Trade Credit was extended by the Lender to the Trust (or, if such day is not a business day, on the next business day). Pursuant to the Post-Trade Financing Agreement, the Trust has granted a security interest in, lien on and right of set off against all of the Trust’s right, title and interest, the Trust’s Trading Balance and Vault Balance established pursuant to the Prime Broker Agreement and Custodial Services Agreement, in order to secure the repayment by the Trust of the Trade Credits and financing fees to the Lender. The Trust and Lender may terminate the Post-Trade Financing Agreement immediately upon giving the other Party written notice. Upon such notice of termination, the Bitcoin Custodian and the Prime Broker have agreed to comply with instructions and entitlement orders from the Lender with respect to the disposition of the assets in the Trust’s Trading Balance without further consent by the Trust. If the Trust fails to repay the Trade Credits to the Lender on time and in full, the Lender shall have the right to instruct the Prime Broker (and Prime Broker agrees to comply with such instruction) to transfer the Trust’s assets from the Trust’s Trading Balance to the Lender to repay the Trade Credit debt owed by the Trust to the Lender and/or liquidate or cancel outstanding orders.

Other than in connection with the Post-Trade Financing Agreement, (1) the Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and (2) the Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Comment 3: Refer to your response to comment 11. On page 7, you disclose that “[c]ertain of the Sponsor-paid Expenses, such as ordinary course legal fees and expenses, are capped.” Please revise to disclose all of the Sponsor-paid Expenses that are capped, and disclose the capped amount.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to clarify that ordinary course legal fees and expenses shall be subject to a cap of not in excess of $100,000 per annum.

Comment 4: Please revise the risk factor titled “The Sponsor may need to find and appoint a replacement custodian” to address the risks associated with having to replace the Prime Broker. Please also revise either here or in the risk factor disclosure in the first paragraph on page 31 to address the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Prime Broker or the Bitcoin Custodian.

Response: The Trust has incorporated this comment. The risk factor will be revised as follows:

The Sponsor may need to find and appoint a replacement bitcoin custodian or prime broker quickly, which could pose a challenge to the safekeeping of the Trust’s bitcoin.

The Sponsor could decide to replace the Bitcoin Custodian as the Bitcoin Custodian of the Trust’s bitcoin or the Prime Broker as the provider of prime brokerages to the Trust. Transferring maintenance responsibilities of the Trust’s accounts with the Bitcoin Custodian and the Prime Broker to another party will likely be complex and could subject the Trust’s bitcoin to the risk of loss during the transfer, which could have a negative impact on the performance of the Shares or result in loss of the Trust’s assets.

The Sponsor may not be able to find a party willing to serve as the Bitcoin Custodian under the same terms as the current Custodial Services Agreement, or as the Prime Broker under the same terms as the current Prime Broker Agreement. To the extent that Sponsor is not able to find a suitable party willing to serve as the Bitcoin Custodian or Prime Broker, as applicable, the Sponsor may be required to terminate the Trust and liquidate the Trust’s bitcoin. In addition, to the extent that the Sponsor finds a suitable party but must enter into a modified custodial services agreement or prime broker agreement that costs more, the value of the Shares could be adversely affected.

Additionally, with respect to the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Prime Broker or the Bitcoin Custodian, the following risk factors have been revised or added, as applicable:

An investment in the Trust is not a deposit and is not FDIC-insured. Shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor, Administrator, Prime Broker and Bitcoin Custodian expose the Trust and its Shareholders to the risk of loss of the Trust’s bitcoin for which no person or entity is liable.

The Trust is not a banking institution or otherwise a member of the Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) and, therefore, deposits held with or assets held by the Trust are not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions. In addition, neither the Trust nor the Sponsor insure the Trust’s bitcoin. While the Bitcoin Custodian has advised the Sponsor that it has insurance coverage of up to $320 million that covers losses of the digital assets it custodies on behalf of its clients, including the Trust’s bitcoin, resulting from theft, Shareholders cannot be assured that the Bitcoin Custodian will maintain adequate insurance, that such coverage will cover losses with respect to the Trust’s bitcoin, or that sufficient insurance proceeds will be available to cover the Trust’s losses in full. The Bitcoin Custodian’s insurance may not cover the type of losses experienced by the Trust. Alternatively, the Trust may be forced to share such insurance proceeds with other clients or customers of the Bitcoin Custodian, which could reduce the amount of such proceeds that are available to the Trust. In addition, the bitcoin insurance market is limited, and the level of insurance maintained by the Bitcoin Custodian may be substantially lower than the assets of the Trust. While the Bitcoin Custodian maintains certain capital reserve requirements depending on the assets under custody, and such capital reserves may provide additional means to cover client asset losses, the Trust cannot be assured that the Bitcoin Custodian will maintain capital reserves sufficient to cover actual or potential losses with respect to the Trust’s digital assets.

Furthermore, under the Custodial Services Agreement, the Bitcoin Custodian’s liability is limited as follows, among others: (i) other than with respect to claims and losses arising from spot trading of bitcoin, or fraud or willful misconduct, the Mutually Capped Liabilities (defined below), the Bitcoin Custodian’s aggregate liability under the Custodial Services Agreement shall not exceed the greater of (A) the greater of (x) $5 million and (y) the aggregate fees paid by the Trust to the Bitcoin Custodian in the 12 months prior to the event giving rise to the Bitcoin Custodian’s liability, and (B) the value of the affected bitcoin or cash giving rise to the Bitcoin Custodian’s liability; (ii) the Bitcoin Custodian’s aggregate liability in respect of each cold storage address shall not exceed $100 million; (iii) in respect of the Bitcoin Custodian’s obligations to indemnify the Trust and its affiliates against third-party claims and losses to the extent arising out of or relating to, among others, the Bitcoin Custodian’s gross negligence, violation of its confidentiality, data protection and/or information security obligations, or violation of any law, rule or regulation with respect to the provision of its services (the “Mutually Capped Liabilities”), the Bitcoin Custodian’s liability shall not exceed the greater of (A) $5 million and (B) the aggregate fees paid by the Trust to the Bitcoin Custodian in the 12 months prior to the event giving rise to the Bitcoin Custodian’s liability; and (iv) in respect of any incidental, indirect, special, punitive, consequential or similar losses, the Bitcoin Custodian is not liable, even if the Bitcoin Custodian has been advised of or knew or should have known of the possibility thereof. In general, the Bitcoin Custodian is not liable under the Custodial Services Agreement unless in the event of its negligence, fraud, material violation of applicable law or willful misconduct. The Bitcoin Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Bitcoin Custodian. In the event of potential losses incurred by the Trust as a result of the Bitcoin Custodian losing control of the Trust’s bitcoin or failing to properly execute instructions on behalf of the Trust, the Bitcoin Custodian’s liability with respect to the Trust will be subject to certain limitations which may allow it to avoid liability for potential losses or may be insufficient to cover the value of such potential losses, even if the Bitcoin Custodian directly caused such losses. Furthermore, the insurance maintained by the Bitcoin Custodian may be insufficient to cover its liabilities to the Trust.

Similarly, under the Prime Broker Agreement, the Prime Broker’s liability is limited as follows, among others: (i) other than with respect to claims and losses arising from spot trading of bitcoin, or fraud or willful misconduct, or the PB Mutually Capped Liabilities (defined below), the Prime Broker’s aggregate liability shall not exceed the greater of (A) the greater of (x) $5 million and (y) the aggregate fees paid by the Trust to the Prime Broker in the 12 months prior to the event giving rise to the Prime Broker’s liability, and (B) the value of the cash or affected bitcoin giving rise to the Prime Broker’s liability; (ii) in respect of the Prime Broker’s obligations to indemnify the Trust and its affiliates against third-party claims and losses to the extent arising out of or relating to, among others, the Prime Broker’s gross negligence, violation of its confidentiality, data protection and/or information security obligations, violation of any law, rule or regulation with respect to the provision of its services, or the full amount of the Trust’s assets lost due to the insolvency of or security event at a Connected Trading Venue (as defined below) (the “PB Mutually Capped Liabilities”), the Prime Broker’s liability shall not exceed the greater of (A) $5 million and (B) the aggregate fees paid by the Trust to the Prime Broker in the 12 months prior to the event giving rise to the Prime Broker’s liability; and (iii) in respect of any incidental, indirect, special, punitive, consequential or similar losses, the Prime Broker is not liable, even if the Prime Broker has been advised of or knew or should have known of the possibility thereof. In general, with limited exceptions (such as for failing to execute an order), the Prime Broker is not liable under the Prime Broker Agreement unless in the event of its gross negligence, fraud, material violation of applicable law or willful misconduct. The Prime Broker is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Prime Broker. These and the other limitations on the Prime Broker’s liability may allow it to avoid liability for potential losses or may be insufficient to cover the value of such potential losses, even if the Prime Broker directly caused such losses. Both the Trust and the Prime Broker and its affiliates (including the Bitcoin Custodian) are required to indemnify each other under certain circumstances.

Moreover, in the event of an insolvency or bankruptcy of the Prime Broker (in the case of the Trading Balance) or the Bitcoin Custodian (in the case of the Vault Balance) in the future, given that the contractual protections and legal rights of customers with respect to digital assets held on their behalf by third parties are relatively untested in a bankruptcy of an entity such as the Bitcoin Custodian or Prime Broker in the virtual currency industry, there is a risk that customers’ assets – including the Trust’s assets – may be considered the property of the bankruptcy estate of the Prime Broker (in the case of the Trading Balance) or the Bitcoin Custodian (in the case of the Vault Balance), and customers – including the Trust – may be at risk of being treated as general unsecured creditors of such entities and subject to the risk of total loss or markdowns on value of such assets.

The Custodial Services Agreement contains an agreement by the parties to treat the bitcoin credited to the Trust’s Vault Balance as financial assets under Article 8 of the New York Uniform Commercial Code (“Article 8”), in addition to stating that the Bitcoin Custodian will serve as fiduciary and custodian on the Trust’s behalf. The Bitcoin Custodian’s parent, Coinbase Global Inc., has stated in its most recent public securities filings that in light of the inclusion in its custody agreements of provisions relating to Article 8 it believes that a court would not treat custodied digital assets as part of its general estate in the event the Custodian were to experience insolvency. However, due to the novelty of digital asset custodial arrangements courts have not yet considered this type of treatment for custodied digital assets and it is not possible to predict with certainty how they would rule in such a scenario. If the Bitcoin Custodian became subject to insolvency proceedings and a court were to rule that the custodied bitcoin were part of the Bitcoin Custodian’s general estate and not the property of the Trust, then the Trust would be treated as a general unsecured creditor in the Bitcoin Custodian’s insolvency proceedings and the Trust could be subject to the loss of all or a significant portion of its assets. Moreover, in the event of the bankruptcy of the Bitcoin Custodian, an automatic stay could go into effect and protracted litigation could be required in order to recover the assets held with the Bitcoin Custodian, all of which could significantly and negatively impact the Trust’s operations and the value of the Shares.

With respect to the Prime Broker Agreement, there is a risk that the Trading Balance, in which the Trust’s bitcoin and cash is held in omnibus accounts by the Prime Broker, could be considered part of the Prime Broker’s bankruptcy estate in the event of the Prime Broker’s bankruptcy. The Prime Broker Agreement contains an Article 8 opt-in clause with respect to the Trust’s assets held in the Trading Balance.

The Prime Broker is not required to hold any of the bitcoin or cash in the Trust’s Trading Balance in segregation. Within the Trading Balance, the Prime Broker Agreement provides that the Trust does not have an identifiable claim to any particular bitcoin (and cash). Instead, the Trust’s Trading Balance represents an entitlement to a pro rata share of the bitcoin (and cash) the Prime Broker has allocated to the omnibus wallets the Prime Broker holds, as well as the accounts in the Prime Broker’s name that the Prime Broker maintains at Connected Trading Venues (the “Connected Trading Venue”) (which are typically held on an omnibus, rather than segregated, basis). If the Prime Broker suffers an insolvency event, there is a risk that the Trust’s assets held in the Trading Balance could be considered part of the Prime Broker’s bankruptcy estate and the Trust could be treated as a general unsecured creditor of the Prime Broker, which could result in losses for the Trust and Shareholders. Moreover, in the event of the bankruptcy of the Prime Broker, an automatic stay could go into effect and protracted litigation could be required in order to recover the assets held with the Prime Broker, all of which could significantly and negatively impact the Trust’s operations and the value of the Shares.

Under the Trust Agreement, the Trustee and the Sponsor will not be liable for any liability or expense incurred, including, without limitation, as a result of any loss of bitcoin by the Bitcoin Custodian or Prime Broker, absent willful misconduct, gross negligence, reckless disregard or bad faith on the part of the Trustee or the Sponsor or breach by the Sponsor of the Trust Agreement, as the case may be. As a result, the recourse of the Trust or the Shareholders to the Trustee or the Sponsor, including in the event of a loss of bitcoin by the Bitcoin Custodian or Prime Broker, is limited.

The Shareholders’ recourse against the Sponsor, the Trustee, and the Trust’s other service providers for the services they provide to the Trust, including, without limitation, those relating to the holding of bitcoin or the provision of instructions relating to the movement of bitcoin, is limited. For the avoidance of doubt, neither the Sponsor, the Trustee, nor any of their affiliates, nor any other party has guaranteed the assets or liabilities, or otherwise assumed the liabilities, of the Trust, or the obligations or liabilities of any service provider to the Trust, including, without limitation, the Bitcoin Custodian and Prime Broker. The Prime Broker Agreement and Custodial Services Agreement provide that neither the Sponsor, the Trustee, nor their affiliates shall have any obligation of any kind or nature whatsoever, by guaranty, enforcement or otherwise, with respect to the performance of any the Trust’s obligations, agreements, representations or warranties under the Prime Broker Agreement or Custodial Services Agreement or any transaction thereunder. Consequently, a loss may be suffered with respect to the Trust’s bitcoin that is not covered by the Bitcoin Custodian’s insurance and for which no person is liable in damages. As a result, the recourse of the Trust or the Shareholders, under applicable law, is limited.

Loss of a critical banking relationship for, or the failure of a bank used by, the Prime Broker could adversely impact the Trust’s ability to create or redeem Baskets, or could cause losses to the Trust.

To the extent that the Trust or Prime Broker faces difficulty establishing or maintaining banking relationships, the loss of the Trust or Prime Broker’s banking partners, the imposition of operational restrictions by these banking partners and the inability for the Trust or the Prime Broker to utilize other financial institutions may result in a disruption of creation and redemption activity of the Trust or the Prime Broker, or cause other operational disruptions or adverse effects for the Trust or the Prime Broker. In the future, it is possible that the Trust or the Prime Broker could be unable to establish accounts at new banking partners or establish new banking relationships, or that the banks with which the Trust or the Prime Broker is able to establish relationships may not be as large or well-capitalized or subject to the same degree of prudential supervision as the existing providers.

The Trust could also suffer losses in the event that a bank in which the Trust holds assets fails, becomes insolvent, enters receivership, is taken over by regulators, enters financial distress, or otherwise suffers adverse effects to its financial condition or operational status. Recently, some banks have experienced financial distress. For example, on March 8, 2023, the California Department of Financial Protection and Innovation (“DFPI”) announced that Silvergate Bank had entered voluntary liquidation, and on March 10, 2023, Silicon Valley Bank, (“SVB”), was closed by the DFPI, which appointed the FDIC, as receiver. Similarly, on March 12, 2023, the New York Department of Financial Services took possession of Signature Bank and appointed the FDIC as receiver. A joint statement by the Department of the Treasury, the Federal Reserve and the FDIC on March 12, 2023, stated that depositors in Signature and SVB will have access to all of their funds, including funds held in deposit accounts, in excess of the insured amount. On May 1, 2023, First Republic Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Following a bidding process, the FDIC entered into a purchase and assumption agreement with JPMorgan Chase Bank, National Association, to acquire the substantial majority of the assets and assume certain liabilities of First Republic Bank from the FDIC.

The Prime Broker has historically maintained banking relationships with Silvergate Bank and Signature Bank. While the Sponsor does not believe there is a direct risk to the Trust’s assets from the failures of Silvergate Bank or Signature Bank, in the future, changing circumstances and market conditions, some of which may be beyond the Trust’s or the Sponsor’s control, could impair the Trust’s ability to access the Trust’s cash held with the Prime Broker. If the Prime Broker were to experience financial distress or its financial condition is otherwise affected by the failure of its banking partners, the Prime Broker’s ability to provide services to the Trust could be affected. Moreover, the future failure of a bank at which the Prime Broker maintains customer cash could result in losses to the Trust, to the extent the balances are not subject to deposit insurance, notwithstanding the regulatory requirements to which the Prime Broker is subject or other potential protections.

The Prime Broker routes orders through Connected Trading Venues in connection with trading services under the Prime Broker Agreement. The loss or failure of any such Connected Trading Venues may adversely affect the Prime Broker’s business and cause losses for the Trust.

In connection with trading services under the Prime Broker Agreement, the Prime Broker routinely routes customer orders to Connected Trading Venues, which are third-party exchanges or other trading venues (including the trading venue operated by the Prime Broker). In connection with these activities, the Prime Broker may hold bitcoin with such Connected Trading Venues in order to effect customer orders, including the Trust’s orders. However, the Prime Broker has represented to the Sponsor that no customer cash is held at Connected Trading Venues. If the Prime Broker were to experience a disruption in the Prime Broker’s access to these Connected Trading Venues, the Prime Broker’s trading services under the Prime Broker Agreement could be adversely affected to the extent that the Prime Broker is limited in its ability to execute order flow for its customers, including the Trust. In addition, while the Prime Broker has policies and procedures to help mitigate the Prime Broker’s risks related to routing orders through third-party trading venues, if any of these third-party trading venues experience any technical, legal, regulatory, or other adverse events, such as shutdowns, delays, system failures, suspension of withdrawals, illiquidity, insolvency, or loss of customer assets, the Prime Broker might not be able to fully recover the customer’s bitcoin that the Prime Broker has deposited with these third parties. As a result, the Prime Broker’s business, operating results and financial condition could be adversely affected, potentially resulting in its failure to provide services to the Trust or perform its obligations under the Prime Broker Agreement, and the Trust could suffer resulting losses or disruptions to its operations. The failure of a Connected Trading Venue at which the Prime Broker maintains customer bitcoin, including bitcoin associated with the Trust, could result in losses to the Trust, notwithstanding the regulatory requirements to which the Prime Broker is subject or other potential protections.

Comment 5: Refer to your response to comment 25. Please identify the changes to the Constituent Exchanges, and include a brief description of the reason for the changes.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The Constituent Exchanges for the Index were updated in May 2022, when LMAX Digital was added to the Index following review by the Oversight Committee and a determination that LMAX Digital was in conformance with the eligibility criteria for Constituent Exchanges.

Comment 6: Refer to your response to comment 27. In particular, we note your disclosure on page 39 that “if the Sponsor determines in good faith that the Index does not reflect an accurate bitcoin price, then the Administrator will employ an alternative method to determine the fair value of the Trust’s assets” and your disclosure that “[t]here are no predefined criteria to make a good faith assessment as to which of the rules the Sponsor will apply.” Please disclose the list of “alternative methods” that the Administrator may use to determine the NAV of the Trust and the “other rules” the Sponsor will apply in order for the Administrator to calculate the NAV.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to clarify that that if the Sponsor determines in good faith that the Index does not reflect an accurate bitcoin price, then the Administrator will determine NAV by reference to the Trust’s principal market.

Comment 7: Refer to your response to comment 28. On page 68, you disclose that “[t]he Administrator multiplies the last available price of the bitcoin in the calculation basket by the amount of bitcoin included in the calculation basket.” Please revise to clarify what you mean by “last available price” and by “calculation basket” so that investors understand how the intra-day indicative value per Share is calculated.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to clarify that the intra-day indicative value will be calculated by using the prior day’s closing NAV as a base and updating that value during the trading day based off of more recent bitcoin pricing information to reflect any changes in the value of the Trust’s underlying assets and, therefore, the Trust’s NAV.

Comment 8: We note your response to prior comment 30 and your revised disclosures. Please address the following:

•

We note your disclosure that the Trust only receives bitcoin from the Authorized Participant or Liquidity Provider and does not itself transact on any Digital Asset Markets. Given this statement, please confirm, and revise your disclosure to state, if true, that your principal market analysis is performed from the perspective of the Authorized Participant or Liquidity Provider.

•

In identifying the Trust’s principal market, based on your 4 step criteria, you state the Trust will select an Exchange Market as its principal market. Clarify for us whether you anticipate the Trust’s principal market will be one in which you, your Authorized Participant, or your Liquidity Provider will normally transact and if not, tell us why. Refer to ASC 820-10-35-5A.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows.

In addition to calculating NAV and NAV per Share, for purposes of the Trust’s financial statements, the Trust determines the Principal Market NAV and Principal Market NAV per Share on each valuation date for such financial statements. The determination of the Principal Market NAV and Principal Market NAV per Share is identical to the calculation of NAV and NAV per Share, respectively, except that the value of bitcoin is determined using the fair value of bitcoin based on the price in the bitcoin market that the Trust considers its “principal market” as of 4:00 p.m. ET on the valuation date, rather than using the Index.

The Trust has adopted a valuation policy, which provides for the procedure for valuing the Trust’s assets. The policy also sets forth the procedures to determine the principal market (or in the absence of a principal market, the most advantageous market) for purposes of determining the Principal Market NAV and Principal Market NAV per Share in accordance with FASB ASC 820-10, which outlines the application of fair value accounting. Under its valuation policy, the Trust determines its principal market (or in the absence of a principal market the most advantageous market) annually and conducts a analysis at least on a quarterly basis to determine whether there have occurred any changes in bitcoin markets and its operations that would require a change in the Trust’s determination of its principal market.

The Trust identifies and determines the bitcoin principal market (or in the absence of a principal market, the most advantageous market) for GAAP purposes consistent with the application of fair value measurement framework in FASB ASC 820-10. This analysis is performed from the perspective of both the Trust and the Bitcoin Counterparty.

ASC 820-10 determines fair value to be the price that would be received for Bitcoin in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Trust to assume that bitcoin is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact.

Under ASC 820-10, a principal market is the market with the greatest volume and activity level for the asset or liability. The determination of the principal market will be based on the market with the greatest volume and level of activity that can be accessed.

The Trust receives bitcoin from Bitcoin Counterparties and may also transact on any “Digital Asset Markets”, which are defined as Exchange Markets, Brokered Markets, Dealer Markets, and Principal-to-Principal Markets, each as defined in ASC 820-10-35-36A.

In determining which of the eligible Digital Asset Markets is the Trust’s principal market, the Trust obtains reliable volume and level of activity information and reviews these criteria in the following order:

First, the Trust reviews a list of Digital Asset Markets and scopes in the markets that the Trust reasonably believes are operating in compliance with applicable laws and regulations and those that are accessible to the Trust and the Authorized Participant.

Second, the Trust sorts the remaining Digital Asset Markets from high to low based on volume and level of activity of bitcoin traded on each Digital Asset Market.

Third, the Trust then reviews intra-day pricing fluctuations and the degree of variances in price on Digital Asset Markets to identify any material notable variances that may impact the volume or price information of a particular Digital Asset Market.

Fourth, the Trust then selects a Digital Asset Market as its principal market based on the highest market-based volume, level of activity, and price stability in comparison to the other Digital Asset Markets on the list. Based on information reasonably available to the

Trust, Exchange Markets have the greatest volume and level of activity for the asset. The Trust therefore looks to accessible Exchange Markets as opposed to the Brokered Market, Dealer Market and Principal-to-Principal Markets to determine its principal market.

As a result of the analysis, the Trust will select an Exchange Market as the Trust’s principal market. Based on the Trust’s initial assessment, the NAV and NAV per Share will be calculated using the fair value of bitcoin based on the price provided by this Exchange, as of 4:00 p.m., ET on the measurement date for GAAP purposes. The Trust anticipates that this Exchange will be normally transacted on by both the Trust and the Bitcoin Counterparty.

The Trust will update its Principal Market analysis periodically and as needed to the extent that events have occurred, or activities have changed in a manner that could change the Trust’s determination of the principal market.

The Sponsor on behalf of the Trust will determine in its sole discretion the valuation sources and policies used to prepare the Trust’s financial statements in accordance with GAAP.

The cost basis of the investment in bitcoin recorded by the Trust for financial reporting purposes is the fair value of bitcoin at the time of transfer. The cost basis recorded by the Trust may differ from proceeds collected by the Authorized Participant from the sale of the corresponding Shares to investors.

Comment 9: Refer to your response to comment 32. Please revise to explain here how the Trust’s bitcoin will be sold in connection with the termination of the Trust.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The proceeds of the liquidation of the Trust’s assets will be distributed in cash. The Sponsor, on behalf of the Trust, will sell the Trust’s bitcoin assets at market prices and will distribute to the Shareholders any amounts of the cash proceeds of the liquidation remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor will determine. Shareholders are not entitled to any of the Trust’s underlying bitcoin holdings upon the dissolution of the Trust.

Comment 10: Refer to your responses to comments 10 and 34. You disclose on page 78 that “[t]he Bitcoin Custodian will keep custody of all of the Trust’s bitcoin, other than that which is maintained in the Trading Balance with the Prime Broker, in the Vault Balance.” Please revise to disclose whether the “Vault Balance” refers to cold storage. In addition, we note your disclosure that you will keep a substantial portion of the private keys in cold storage. Please disclose what you mean by “substantial portion.” Also, disclose whether there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Broker. On page 79, you disclose that “[t]he Bitcoin Custodian may terminate the Custodial Services Agreement for any reason upon providing the applicable notice to the Trust, or immediately for Cause (as defined in the Custodial Services Agreement), including, among others, if the Trust: materially breaches the Prime Broker Agreement and such breach remains uncured, or undergoes a bankruptcy event.” Please revise to clarify why the Custodial Service Agreement may be terminated if the Trust materially breaches the Prime Broker Agreement. Also, please disclose the term of the Custodial Services Agreement, and disclose the material terms of the Cash Custody Agreement, including the term and termination provisions. Further, please disclose the instructions the Sponsor provided to the Bitcoin Custodian regarding forks and airdrops, if any, and disclose whether the insurance provider or any other entity will be responsible for verifying the existence of the bitcoin.

Response: With respect to whether the Vault Balance refers to cold storage, the impacted disclosure will be revised to clarify that “Vault Balance” refers to a segregated account in which Bitcoin Custodian will custody all of the Trust’s bitcoin from time to time. The Bitcoin Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in “cold storage” or similarly secure technology (the “Cold Vault Balance”), with any remainder of the Vault Balance held as a “Hot Vault Balance.”

With respect to the meaning of “substantial portion,” the impacted disclosure will be revised to clarify that the Sponsor expects that all of the Trust’s assets and private keys will be held in cold storage of the Bitcoin Custodian on an ongoing basis, but that the a portion of the Trust’s assets may be held in hot trading wallets, from time to time, in connection with the settlement of a creation or redemption transaction.

With respect to whether there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Broker, the following disclosure will be added:

Within the Trust’s Trading Balance, the Prime Broker Agreement provides that the Trust does not have an identifiable claim to any particular bitcoin (and cash). Instead, the Trust’s Trading Balance represents an entitlement to a pro rata share of the bitcoin (and cash) the Prime Broker holds on behalf of customers who hold similar entitlements against the Prime Broker. In this way, the Trust’s Trading Balance represents an omnibus claim on the Prime Broker’s bitcoin (and cash) held on behalf of the Prime Broker’s customers. The Prime Broker holds the bitcoin associated with customer entitlements across a combination of omnibus cold wallets, omnibus “hot wallets” (meaning wallets whose private keys are generated and stored online, in Internet-connected computers or devices) or in omnibus accounts in the Prime Broker’s name on a trading venue (including third-party venues and the Prime Broker’s own execution venue) where the Prime Broker executes orders to buy and sell bitcoin on behalf of its clients.

The Prime Broker has sole discretion in determining the allocation of the Trust’s assets credited to the Trading Balance. The Prime Broker has represented to the Sponsor, that, within such omnibus hot and cold wallets and accounts, it keeps the majority of assets in cold wallets, to promote security, while the balance of assets are kept in hot wallets to facilitate rapid withdrawals. However, the Sponsor has no control over, and for security reasons the Prime Broker does not disclose to the Sponsor, the percentage of bitcoin that the Prime Broker holds for customers holding similar entitlements as the Trust which are kept in omnibus cold wallets, as compared to omnibus hot wallets or omnibus accounts in the Prime Broker’s name on a trading venue. The Prime Broker has represented to the Sponsor that the percentage of assets maintained in cold versus hot storage is determined by ongoing risk analysis and market dynamics, in which the Prime Broker attempts to balance anticipated liquidity needs for its customers as a class against the anticipated greater security of cold storage.

With respect to the term and termination of the Custodial Service Agreement, the impacted disclosure will be revised to clarify that the Prime Broker Agreement, of which the Custodial Service Agreement is a part, is effective as of the date written below and shall remain in effect until terminated by the Prime Broker or the Trust, as set forth in the Trust’s response to comment 13.

With respect to the Cash Custody Agreement, a description of the material terms of the cash custody agreement, will be added in response to comment 19.

With respect to any instructions provided by the Sponsor to the Bitcoin Custodian regarding forks and airdrops, the following disclosure will be added:

In the event of a fork, the Custodial Services Agreement provides that the Bitcoin Custodian may temporarily suspend services, and may, in their sole discretion, determine whether or not to support (or cease supporting) either branch of the forked protocol entirely, provided that the Bitcoin Custodian shall use commercially reasonable efforts to avoid ceasing to support both branches of such forked protocol and will support, at a minimum, the original digital asset. The Custodial Services Agreement provides that, other than as set forth therein, and provided that the Bitcoin Custodian shall make commercially reasonable efforts to assist the Trust to retrieve and/or obtain any assets related to a fork, airdrop or similar event the Bitcoin Custodian shall have no liability, obligation or responsibility whatsoever arising out of or relating to the operation of the underlying software protocols relating to the Bitcoin network or an unsupported branch of a forked protocol and, accordingly, Client acknowledges and assumes the risk of the same. The Custodian Agreement further provides that, unless specifically communicated by the Bitcoin Custodian and its affiliates through a written public statement on the Coinbase website, the Bitcoin Custodian does not support airdrops, metacoins, colored coins, side chains, or other derivative, enhanced or forked protocols, tokens or coins, which supplement or interact with bitcoin.

Under the Trust Agreement, the Sponsor has the right, in its sole discretion, to determine what action to take in connection with the Trust’s entitlement to or ownership of Incidental Rights or any IR Virtual Currency, and Trust may take any lawful action necessary or desirable in connection with the Trust’s ownership of Incidental Rights, including the acquisition of IR Virtual Currency, as determined by the Sponsor in the Sponsor’s sole discretion, unless such action would adversely affect the status of the Trust as a grantor trust for U.S. federal income tax purposes or otherwise be prohibited by this Trust Agreement.

The Sponsor intends to evaluate each fork, airdrop or similar occurrence on a case-by-case basis in consultation with the Trust’s legal advisors, tax consultants, the Delaware Trustee and the Bitcoin Custodian. The Trust and Sponsor are under no obligation to claim, attempt to claim, or realize any economic benefit for the Trust or Shareholders of, digital assets associated with any forks or airdrops, including Incidental Rights or any IR Virtual Currency.

With respect to whether the insurance provider or any other entity will be responsible for verifying the existence of the bitcoin, the Trust hereby confirms that the Trust’s account balance with the Bitcoin Custodian can be independently verified by the client or third-party auditors as needed.

Comment 11: Refer to your response to comment 31. We note that the Trading Balance is held across a combination of omnibus hot wallets, omnibus cold wallets or in accounts in the Prime Broker’s name on a trading venue (including third-party venues and the Prime Broker’s own execution venue) where the Prime Broker executes orders to buy and sell bitcoin on behalf of Trusts (each such venue, a Connected Trading Venue). Please disclose the percentage of the Trading Balance held in each or the policies related to where the Trading Balance is held. Please disclose why and under what circumstances the Trust will utilize the Prime Broker in connection with creations and redemptions and describe the mechanics of the Prime

Broker’s role in creations and redemptions. In addition, identify the Connected Trading Venues, how the Prime Broker selects the Connecting Trading Venues, whether the Trust may direct the Prime Broker to use a specific Connected Trading Venue and the policies and procedures that the Prime Broker has in place to mitigate conflicts of interest when executing on behalf of the Trust. Further, disclose whether the Prime Broker has insurance coverage and the degree to which the insurance policy protects the Trust’s assets held by the Prime Broker.

Response: With respect to the percentage of the Trading Balance held in each or the policies related to where the Trading Balance is held, the following disclosure will be added.

The Prime Broker is not required by the Prime Broker Agreement to hold any of the bitcoin in the Trust’s Trading Balance in cold storage or to hold any such bitcoin in segregation, and neither the Trust nor the Sponsor can control the method by which the Prime Broker holds the bitcoin credited to the Trust’s Trading Balance.

With respect to why and under what circumstances the Trust will utilize the Prime Broker in connection with creations and redemptions, the impacted disclosure will be revised to clarify that the Trust may utilize the Prime Broker in connection with the creation and redemption of Shares via cash transaction

With respect to the identity of the Connected Trading Venues, how the Prime Broker selects the Connecting Trading Venues, whether the Trust may direct the Prime Broker to use a specific Connected Trading Venue and the policies and procedures that the Prime Broker has in place to mitigate conflicts of interest when executing on behalf of the Trust.

To the extent the Trust sells bitcoin through the Prime Broker, the Trust’s orders will be executed at Connected Trading Venues that have been approved in accordance with the Prime Broker’s due diligence and risk assessment process. The Prime Broker has represented that its due diligence on Connected Trading Venues include reviews conducted by the legal, compliance, security, privacy and finance and credit-risk teams. The Connected Trading Venues, which are subject to change from time to time, currently include Bitstamp, LMAX, Kraken, the exchange operated by the Prime Broker, as well as four additional non-bank market makers (“NBMMs”). The Prime Broker has represented to the Trust that it is unable to name the NBMMs due to confidentiality restriction.

With respect to insurance coverage of the Prime Broker, the following disclosure will be added:

The parent company of the Bitcoin Custodian and Prime Broker, Coinbase Global, Inc. (“Coinbase Global”) maintains a commercial crime insurance policy, which is intended to cover the loss of client assets held by Coinbase Global and all of its subsidiaries, including the Bitcoin Custodian and the Prime Broker (collectively, Coinbase Global and its subsidiaries are referred to as the “Coinbase Insureds”). This policy is covers the loss of client assets held by the Bitcoin Custodian and Prime Broker, including from employee collusion or fraud, physical loss including theft, damage of key material, security breach or hack and fraudulent transfer. The insurance maintained by the Coinbase Insureds is shared among all of their customers, is not specific to the Trust or to customers holding bitcoin with the Bitcoin Custodian or Prime Broker and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.

Comment 12: We note your disclosure on page 80 that “[o]nce the Sponsor places an order to purchase or sell bitcoin on the Trading Platform, the associated bitcoin or cash used to fund or fill the order, if any, will be placed on hold and will generally not be eligible for other use or withdrawal from the Trust’s Trading Balance.” Please revise to explain under what circumstances the Trust would need to engage in the purchase of bitcoin.

Response: The Trust has incorporated this comment, and the following disclosure will be added:

Once the Sponsor, on behalf of the Trust, places an order to purchase or sell bitcoin on the Trading Platform in connection with the creation or redemption of Shares via a cash transaction, the associated bitcoin or cash used to fund or fill the order, if any, will be placed on hold and will generally not be eligible for other use or withdrawal from the Trust’s Trading Balance. The Trust’s Vault Balance may be used directly to fund orders. With each Connected Trading Venue, the Prime Broker shall establish an account in the Prime Broker’s name, or in its name for the benefit of clients, to trade on behalf of its clients, including the Trust, and the Trust will not, by virtue of the Trading Balance the Trust maintains with the Prime Broker, have a direct legal relationship, or account with, any Connected Trading Venue.

Comment 13: Please disclose the termination provisions and the term of the Prime Broker Agreement. In this regard, we note your disclosure on page 81 that “[t]he Prime Broker is permitted to suspend or terminate the Prime Broker Agreement under certain circumstances.”

Response: The Trust has incorporated this comment, and the following disclosure will be added:

The Prime Broker may terminate the Prime Broker Agreement in its entirety for any reason and without Cause (as defined below) by providing at least ninety (90) days’ prior written notice to the Trust. The Trust may terminate the Prime Broker Agreement in its entirety for any reason and without Cause by providing at least 30 (thirty) days’ prior written notice to the Prime Broker; provided, however, the Trust’s termination of the Prime Broker Agreement shall not be effective until the Trust has fully satisfied its obligations the Prime Broker Agreement.

The Prime Broker and the Bitcoin Custodian may, in their sole discretion, suspend, restrict or terminate the Trust’s prime broker services, including by suspending, restricting or closing any account of the Trust covered under the Prime Broker Agreement for Cause, at any time and with prior notice to the Trust.

For purposes of the Prime Broker Agreement, “Cause” shall mean: (i) the Trust (a) fails to make a payment when due or (b) materially breaches any provision of this Prime Broker Agreement and such breach is not cured within one (1) business day after notice of such breach is given to Trust in the case of a payment-related breach or is not cured within ten (10) business days after notice of such breach is given to Trust in the case of a non-payment related breach; (ii) the Trust takes any action to dissolve or liquidate, in whole or part; (iii) the Trust becomes insolvent, makes an assignment for the benefit of creditors, becomes subject to direct control of a trustee, receiver or similar authority; (iv) the Trust becomes subject to any bankruptcy or insolvency proceeding under any applicable laws, rules and regulations, such termination being effective immediately upon any declaration of bankruptcy; (v) termination is required pursuant to a court order or binding order of a government authority; (vii) the Trust’s account with the Prime Broker is subject to any pending litigation, investigation or government proceeding that is reasonably likely to affect the legality, validity or enforceability against it of the Prime Broker Agreement or its ability to perform its obligations under the Prime Broker Agreement; or (viii) The Prime Broker reasonably suspects Trust of attempting to circumvent the Prime Broker’s controls or uses the Prime Broker’s services in a manner the Prime Broker otherwise deems inappropriate or potentially harmful to itself or third parties, and Trust fails to provide the Prime Broker written evidence reasonably acceptable to the Prime Broker of Trust’s non-circumvention of such controls within three (3) business days following written notice from the Prime Broker.

The Trust may terminate this Prime Broker Agreement upon prior notice to the Prime Broker upon an event which constitutes “Coinbase Cause.” “Coinbase Cause” means (i) the Prime Broker takes any action to dissolve or liquidate, in whole or part; (ii) the Prime Broker becomes insolvent, makes an assignment for the benefit of creditors, becomes subject to direct control of a trustee, receiver or similar authority; (iii) the Prime Broker becomes subject to any bankruptcy or insolvency proceeding under any applicable laws, rules and regulations, such termination being effective immediately upon any declaration of bankruptcy; or (iv) termination is required pursuant to a court order or binding order of a government authority.

A decision by the Prime Broker or the Bitcoin Custodian to take certain actions, including suspending, restricting or terminating the Trust’s accounts covered under the Prime Broker Agreement, may be based on confidential criteria that are essential to the Prime Broker’s risk management and security practices and agrees that the Prime Broker and the Bitcoin Custodian are under no obligation to disclose the details of its risk management and security practices to the Trust.

Comment 14: Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin, including any costs or transaction fees payable by the Trust associated with such conversion.

Response: The Trust has incorporated this comment. The impacted disclosure will be revised to clarify that the proceeds from the sale of the Seed Creation Baskets will not be converted to bitcoin. The Seed Creation Baskets will be created and redeemed in cash and, accordingly, there will not be any costs or transaction fees payable by the Trust associated with any such conversion to bitcoin.

Comment 15: Refer to your response to comment 38. Please revise to disclose why and under what circumstances the Authorized Participants will use Liquidity Providers to deliver the bitcoin to the Trust’s Bitcoin Custodian or the Prime Broker, and please identify the Liquidity Providers, if known. Also revise to disclose why and under what circumstances the Bitcoin Custodian will deliver the bitcoin to the Liquidity Providers in connection with redemptions. In addition, disclose whether the Authorized Participants and Liquidity Providers must have an account with the Prime Broker. Please disclose when the bitcoin is transferred from the Prime Broker to the Bitcoin Custodian, or vice versa, in connection with creations and redemptions.

Response: The Trust has incorporated this comment. The disclosure in the section “Creation Procedures” will be revised as follows:

Cash Creation

Purchase orders must be placed by [12]:00 p.m. ET, the close of regular trading on the Exchange, or another time determined by the Sponsor. The day on which an order is received by the Transfer Agent is considered the purchase order date.

Upon the Sponsor’s approval, a creation request by an Authorized Participant will produce an affirmation confirming the acceptance of the order by the Sponsor. Upon publication of the Trust’s NAV, the Sponsor, Transfer Agent and Authorized Participant will receive a confirmation receipt including trade details such as trade date, settlement date, direction of trade, number of Shares, bitcoin entitlement and Authorized Participant details. On the settlement date, the Sponsor will liaise with the Authorized Participant to settle the underlying assets.

Prior to the delivery of Baskets for a purchase order, the Authorized Participant must also have wired to the Transfer Agent the nonrefundable transaction fee due for the creation order. Authorized Participants may not withdraw a creation request.

To effectuate a creation order, the Authorized Participant will be required to prefund with cash the Trust’s purchase of bitcoin in an amount set by the Sponsor. The Authorized Participant will be required to transfer the cash deposit amount associated with such creation order to the Trust’s account with the Cash Custodian. The Sponsor, on behalf of the Trust, will instruct a Bitcoin Counterparty to purchase the amount of bitcoin equivalent in value to the cash deposit amount associated with the creation order, with such purchase transaction prearranged to be executed, in the Sponsor’s reasonable efforts, executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, taking into account any spread, commissions, or other trading costs on the applicable Creation Order Date. The resulting bitcoin will be deposited in the Trust’s account with the Bitcoin Custodian. Any slippage incurred (including, but not limited to, any trading fees, spreads, or commissions), on a cash equivalent basis, will be the responsibility of the Authorized Participant and not of the Trust or Sponsor.

To the extent the execution price of the bitcoin acquired by the Bitcoin Counterparty at settlement is less than the cash deposit amount, such cash difference will be remitted to the Authorized Participant. To the extent the execution price of the bitcoin acquired by the Bitcoin Counterparty exceeds the cash deposit amount, such cash difference will be the responsibility of the Authorized Participant and not the Trust or Sponsor.

No Shares will be issued unless and until the Sponsor and Transfer Agent have confirmed that any outstanding cash due from the Authorized Participant has been settled with the Trust. Disruption of services at the Prime Broker or Bitcoin Custodian would have the potential to delay settlement of the bitcoin related to Share creations. To the extent the Bitcoin Counterparty is not able to deliver bitcoin associated with a purchase order as of a specified time on the settlement date, the Sponsor or Transfer Agent will cancel the purchase order. To the extent that bitcoin transfers from the Trust’s Trading Balance to the Trust’s Vault are delayed due to congestion or other issues with the Bitcoin network, such bitcoin will not be held in cold storage in the Vault until such transfers can occur.

Following an Authorized Participant’s purchase order, the Trust’s Bitcoin Custodian account must be credited with the required bitcoin by the end of the business day following the purchase order date. Under most circumstances, the bitcoin associated with a Creation Basket Deposit will be deposited with the Bitcoin Custodian in the Trust’s Cold Vault Balance, although in some circumstances, bitcoin may be deposited outside of cold storage. Upon receipt of the bitcoin deposit amount in the Trust’s Bitcoin Custodian account, the Bitcoin Custodian will notify the Transfer Agent, the Authorized Participant and the Sponsor that the bitcoin has been deposited. Upon confirmation by the Sponsor and Transfer Agent that any outstanding cash due from the Authorized Participant has been settled with the Trust, the Transfer Agent will then direct DTC to credit the number of Shares created to the applicable DTC account of the Authorized Participant.

The Authorized Participant understands and agrees that in the event Creation Basket Deposit is not deposited to the Trust by the time specified above and in compliance with the applicable procedures, and any outstanding cash due from the Authorized Participant has not been settled with the Trust, the applicable Purchase Order will be cancelled by the Sponsor.

None of the Sponsor, the Trust, the Marketing Agent, or BNY Mellon shall be liable to the Authorized Participant if a Bitcoin Counterparty fails to deliver bitcoin representing the Creation Basket Deposit for such Authorized Participant’s Purchase Order to the Trust’s account with the Bitcoin Custodian unless such failure is due to an act or omission of the Sponsor or Trust.

Bitcoin held in the Trust’s account with the Bitcoin Custodian is the property of the Trust. The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement, other than in connection with the Post-Trade Financing Agreement.

Determination of Required Deposits

The total cash deposit amount required to create each Basket (“Basket Deposit”) is the amount of cash equivalent to the amount of bitcoin that is in the same proportion to the total assets of the Trust, net of accrued expenses and other liabilities, on the date the order to purchase is properly received, as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the date the order is received, plus a cash buffer set by the Sponsor.

The Basket Deposit changes from day to day. On each day that the Exchange is open for regular trading, the Administrator adjusts the quantity of bitcoin represented by the Basket Deposit as appropriate to reflect accrued expenses and any loss of bitcoin that may occur. The computation is made by the Administrator as promptly as practicable after 4:00 p.m. ET. Each night, the Sponsor will publish the amount of bitcoin that represented by each Basket Deposit.

An Authorized Participant who places a purchase order must follow the procedures outlined in the “Creation Procedures” section of this Prospectus. Upon receipt of the deposit amount by the Bitcoin Custodian, the Sponsor will notify the Transfer Agent that the bitcoin has been received. Upon confirmation by the Sponsor and Transfer Agent that any outstanding cash due from the Authorized Participant has been settled with the Trust, the Transfer Agent will direct DTC to credit the number of Shares ordered to the Authorized Participant’s DTC account on the business day following the purchase order date.

Delivery of Required Deposits

An Authorized Participant who places a purchase order must follow the procedures outlined in the “Creation Procedures” section of this Prospectus. Upon receipt of the deposit amount by the Bitcoin Custodian, the Sponsor will notify the Transfer Agent that the bitcoin has been received, the Transfer Agent and Sponsor will determine whether any outstanding cash due from the Authorized Participant has been settled with the Trust, and the Transfer Agent will direct DTC to credit the number of Shares ordered to the Authorized Participant’s DTC account on the business day following the purchase order date.

Additionally, the disclosure in the section “Redemption Procedures” will be revised as follows:

Cash Redemptions

On any business day, an Authorized Participant may place an order with the Transfer Agent via the order taking portal to redeem one or more Baskets. For purposes of processing redemption orders, a “business day” means any day other than a day when the Exchange is closed for regular trading.

Sell orders must be placed by 11:00 a.m. ET, or the close of regular trading on the Exchange, or another time as determined by the Sponsor. The day on which an order is received by the Transfer Agent is considered the sell order date.

Upon the Sponsor’s approval, a redemption request by an Authorized Participant will produce an affirmation confirming the acceptance of the order by the Sponsor. Upon publication of the Trust’s NAV, the Sponsor, Transfer Agent and Authorized Participant will receive a confirmation receipt including trade details such as trade date, settlement date, direction of trade, number of Shares, bitcoin entitlement and Authorized Participant details. On the settlement date, the Sponsor will liaise with the Authorized Participant to settle the underlying assets.

To effectuate a redemption order, the Authorized Participant will be required to prefund the Shares to be redeemed to the Trust’s account with the Transfer Agent no later than 1:00 pm ET on the on the sell order date or at another time as determined by the Sponsor. Upon receipt of the total number of Shares representing the Baskets indicated in the redemption order, the Sponsor, on behalf of the Trust, will instruct the Bitcoin Counterparty to convert this bitcoin into cash by effectuating a bitcoin sale executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, and deposit the cash proceeds of such sale in the Trust’s account with the Cash Custodian for settlement with the Authorized Participant (taking into account any spread, commission, or other trading costs).

The redemption distribution due from the Trust is delivered to the Bitcoin Counterparty on the Redemption Distribution Date if the Trust’s DTC account has been credited with the Baskets to be redeemed. Once the Transfer Agent notifies the Sponsor that the Shares have been received in the Trust’s DTC account, the Transfer Agent instructs the Sponsor to authorize the Bitcoin Custodian to transfer the redemption bitcoin amount from the Trust’s Bitcoin Custodian account to the Bitcoin Counterparty for conversion to cash to be distributed to the Authorized Participant upon settlement.

Upon receipt of the redemption distribution of bitcoin by the Bitcoin Counterparty, the Bitcoin Counterparty, as a counterparty to the Trust, shall convert the bitcoin associated with the redemption order to cash for settlement with the Trust. Under most circumstances, this transfer of bitcoin will be made from the Trust’s Cold Vault Balance with the Bitcoin Custodian, although in some circumstances, bitcoin may be transferred from outside of cold storage.

Bitcoin held in the Trust’s account with the Bitcoin Custodian is the property of the Trust. The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement, other than in connection with the Post-Trade Financing Agreement.

Determination of Redemption Distribution

The redemption distribution from the Trust consists of a transfer to a Bitcoin Counterparty of an amount of bitcoin equal to the NAV of the Trust multiplied by the number of Shares to be redeemed under the redemption order, with such amount of bitcoin to be converted by the Trust to cash for settlement with the redeeming Authorized Participant.

Delivery of Redemption Distribution

The Trust, through the Cash Custodian, will deliver cash to the Authorized Participants when they redeem Shares with the Trust. This distribution of cash will be delivered to the Authorized Participant on the business day following the Redemption Order Date if, by 1:00 p.m. ET, on such business day (or another time as determined by Sponsor), the Trust’s DTC account has been credited with the baskets to be redeemed. If the Trust’s DTC account has not been credited with all of the baskets to be redeemed by such time, the redemption distribution will also be delayed.

Additionally, the following disclosure will be added:

Potential In-Kind Creation and Redemption of Shares

In the future, the Trust may also permit Authorized Participants (or third parties for which the Authorized Participant is acting on behalf) to create and redeem Shares via in-kind transactions, subject to receiving regulatory approval.

By placing a purchase order, an Authorized Participant would agree that it (or a third party that the Authorized Participant is acting on behalf of) may transact in cash with a Bitcoin Counterparty who, acting as a counterparty, will deliver to the Trust’s account with the Bitcoin Custodian the amount of bitcoin associated with the purchase order. Prior to the delivery of Baskets for a purchase order, the Authorized Participant must also have wired to the Transfer Agent the nonrefundable transaction fee due for the creation order. Authorized Participants may not withdraw a creation request. Purchase orders for in-kind creation would be required to be placed by 3:00 p.m. ET, the close of regular trading on the Exchange, or at a time as determined by the Sponsor.

By placing an in-kind redemption order, an Authorized Participant would agree to deliver the Shares to be redeemed to the Trust’s account with the Transfer Agent not later than the end of the Business Day following the effective date of the redemption order. The bitcoin associated with the redemption order would be generally transferred from the Trust’s account with the Bitcoin Custodian to the Bitcoin Counterparty on the Redemption Distribution Date, if the Trust’s DTC account has been credited with the Baskets to be redeemed. Once the Transfer Agent notifies the Sponsor that the Shares have been received in the Trust’s DTC account, the Transfer Agent would instruct the

Sponsor to authorize the Bitcoin Custodian to transfer the redemption bitcoin amount from the Trust’s Bitcoin Custodian account to the Bitcoin Counterparty for conversion to cash to be distributed to the Authorized Participant upon settlement.

Comment 16: Refer to your response to comment 39. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions and describe the potential impact of suspending creations and redemptions.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to clarify that, if the Trust suspends creations or redemptions, Shareholders will be notified in a prospectus supplement or on the Trust’s website. Any such suspension could adversely affect an Authorized Participant and may adversely impact how the Shares are traded and arbitraged on the secondary market, which could cause them to trade at levels materially different (premiums and discounts) from the fair value of their underlying holdings.

Comment 17: Please address material conflicts of interest between the Seed Capital Investor and the Trust. In addition, please disclose the relationship between the Seed Capital Investor and the Sponsor.

Response: 21Shares US LLC, the Sponsor of the Trust, will serve as the Seed Capital Investor to the Trust. The Trust Agreement provides that (i) whenever a conflict of interest exists or arises between the Sponsor or any of its Affiliates, on the one hand, and the Trust, any shareholder or any other person, on the other hand; or (ii) whenever the Trust Agreement or any other agreement contemplated by the Trust Agreement provides that the Sponsor shall act in a manner that is, or provides terms that are, fair and reasonable to the Trust, any shareholder or any other person, the Sponsor shall resolve such conflict of interest, take such action or provide such terms, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Sponsor, the resolution, action or terms so made, taken or provided by the Sponsor shall not constitute a breach of this Trust Agreement or any other agreement contemplated herein or of any duty or obligation of the Sponsor at law or in equity or otherwise.

In its capacity as Seed Capital Investor, 21Shares US LLC will not receive from the Trust or any of its affiliates any fee or other compensation in connection with the sale of the Seed Creation Baskets. In its capacity as the Seed Capital Investor, 21Shares US LLC will be acting as a statutory underwriter with respect to the Seed Creation Baskets.

Further, 21Shares US LLC will not act as an Authorized Participant with respect to the Seed Creation Baskets, and its activities with respect to the Seed Creation Baskets will be distinct from those of an Authorized Participant. Unlike most Authorized Participants, the Seed Capital Investor is not in the business of purchasing and selling securities for its own account or the accounts of others. The Seed Capital Investor will not act as an Authorized Participant to purchase (or redeem) Baskets in the future.

Comment 18: Refer to your response to comment 41. Please revise to disclose that there is uncertainty as to whether a court would enforce the exclusive forum jurisdiction for actions arising under the Securities Act of 1933 (“1933 Act”) or Exchange Act of 1934 (“Exchange Act”).

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The rights of the Sponsor, the Trust, DTC (as registered owner of the Trust’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware. The Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor, the Trust.

Section 22 of the 1933 Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the 1933 Act or the rules and regulations thereunder. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, there is uncertainty as to whether a court would enforce the exclusive forum jurisdiction for actions arising under the 1933 Act or Exchange Act.

Comment 19: Refer to your response to comment 42. Please revise to disclose the material terms of your agreement with the Administrator, the Sub-Adviser, and the Cash Custodian.

Response: The Trust has incorporated this comment and the following disclosure will be added accordingly.

Support Services Agreement

The Sponsor has entered into the Support Services Agreement with the Sub-Adviser to serve as the Trust’s sub-adviser and to provide marketing support to the Sponsor with respect to the Trust.

The responsibilities of the Sub-Adviser includes providing sub-advisory services with respect to the Fund related to the launch, listing and ongoing operations of the Fund. In connection with the launch and listing of the Fund, the Sub-Adviser shall create a marketing and distribution strategy for the Fund, assist with the development of and maintenance of information on the Fund’s website and consult on marketing efforts of the Fund. In connection with the ongoing operations of the Fund, the Sub-Adviser shall use its commercially reasonable efforts to facilitate inclusion of the Fund on distribution platforms, including those platforms on which ARK-sponsored exchange-traded finds are distributed.

Under the Support Services Agreement, the Sub-Adviser has agreed to provide its services for an initial term of three years with an automatic renewal of successive one-year terms unless earlier terminated pursuant to the Support Services Agreement. Any fees payable to the Sub-Adviser, including the Sub-Adviser Fee, are payable by the Sponsor from the Sponsor Fee.

All compensation payable under the Support Services Agreement shall be accrued daily and calculated quarterly in arrears as of the last business day of each calendar quarter. The Trust will not incur additional financial or other performance obligations pursuant to the Support Services Agreement.

Except as otherwise expressly provided in the Support Services Agreement, the Sub-Adviser shall not be liable or responsible for, and the Sponsor shall indemnify defend and hold the Sub-Adviser and its affiliates and their respective officers, members, partners, employees, agents, directors, successors and assigns (collectively, the “ARK Indemnitees”) free and harmless from and against, any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses that any ARK Indemnitee may incur arising out of, based upon or related to the Support Services Agreement. The Sponsor and the Sub-Adviser agree that neither party or its affiliates and their respective successors and assigns shall have liability to any third party with respect to any claims arising from, based upon or related to the Support Services Agreement.

Cash Custody Agreement

The Trust has entered into a cash custody agreement (“Cash Custody Agreement”) with The Bank of New York Mellon under which The Bank of New York Mellon acts as custodian of the Trust’s cash and cash equivalents (in such capacity, the “Cash Custodian”). The Cash Custodian has agreed to provide its services under the Cash Custody Agreement until terminated in accordance with the provisions of the Cash Custody Agreement. Either the Cash Custodian or the Trust may terminate the Cash Custody Agreement with respect to one or more series of the Trust by giving written notice to the counterparty as set forth in the Cash Custody Agreement.

The fees of the Cash Custodian are paid by the Trust. In addition, the Trust shall reimburse the Cash Custodian for any out-of-pocket and incidental expenses incurred by the Cash Custodian in connection with the Cash Custody Agreement.

The Cash Custodian shall exercise the standard of care and diligence that a professional custodian would observe in these affairs taking into account the prevailing rules, practices, procedures and circumstances in the relevant market (“Standard of Care”). Except as otherwise expressly provided in the Cash Custody Agreement, the Cash Custodian’s liability arising out of or relating to the Cash Custody Agreement shall be limited solely to those direct damages that are caused by the Cash Custodian’s failure to perform its obligations under the Cash Custody Agreement in accordance with the Standard of Care. The Trust agrees to indemnify the Cash Custodian and hold the Cash Custodian harmless from and against all losses, costs, expenses, damages and liabilities(including reasonable counsel fees and expenses) incurred by the Cash Custodian arising out of or relating to the Cash Custodian’s performance under the Cash Custody Agreement, except to the extent resulting from the Cash Custodian’s failure to perform its obligations under the Cash Custody Agreement in accordance with the Standard of Care.

The Cash Custody Agreement is governed by the substantive laws of the state of New York.

Fund Administration and Accounting Agreement

Under the Fund Administration and Accounting Agreement, the Administrator has agreed to provide its services for an initial term of three years with an automatic renewal of successive one-year terms unless earlier terminated pursuant to the Fund Administration and Accounting Agreement.

In addition, the Administrator may terminate its services for certain material breaches of the Fund Administration and Accounting Agreement.

Pursuant to the Fund Administration and Accounting Agreement, the Administrator is generally responsible for the day-to-day administration of the Trust. The responsibilities of the Administrator include (i) establishing appropriate expense accruals and compute expense ratios, maintaining expense files and coordinating the payment of Trust approved invoices; (ii) calculating Trust approved income and per share amounts required for periodic distributions to be made by the Trust; (iii) calculating total return information; (iv) coordinating the Trust’s annual audit; (v) supplying various normal and customary portfolio and Trust statistical data as requested on an ongoing basis; and (vi) preparing financial statements for the Trust.

The responsibilities of the Administrator also include providing various valuation and computation accounting services for the Trust, including (i) maintaining certain financial books and records for the Trust, including creation and redemptions books and records, and Trust accounting records; (ii) computing the Trust’s NAV; (iii) obtaining quotes from pricing services as directed and approved by the Sponsor, or if such quotes are unavailable, then obtaining such prices from the Sponsor, and in either case, calculating the market value of the Trust’s assets in accordance with the Trust’s valuation policies or guidelines; and (iv) transmitting or making available a copy of the daily portfolio valuation to the Sponsor.

The responsibilities of the Administrator also include providing financial reporting services for the Trust, including (i) preparing financial statements for the Trust; (ii) preparing periodic shareholder reports for the Trust; and (iii) preparing, circulating and maintaining the Trust’s financial reporting production calendar.

The responsibilities of the of the Administrator also include providing tax services for the Trust, including preparing annual grantor trust tax reporting statements for the Trust’s review and approval.

In addition, the Administrator shall provide, at its expense, office space, facilities, equipment and personnel required to provide such services. The Administrator’s principal address is 240 Greenwich Street, New York, New York 10286.

The fees of the Administrator are paid by the Trust. In addition, the Trust shall reimburse Administrator for reasonably and documented out-of-pocket expenses as are incurred by the Administrator in performing its duties under the Fund Administration and Accounting Agreement.

The Administrator shall exercise the standard of care and diligence that a professional service provider would observe in the provision of the services rendered pursuant to this Agreement. Except as otherwise provided in the Fund Administration and Accounting

Agreement, the Administrator and any affiliate of the Administrator shall not be liable for any costs, expenses, losses, charges, damages, liabilities or claims, including reasonable and documented attorney’s and accountants’ fees (collectively, “Losses”) incurred by or asserted against the Trust, except those Losses arising out of the Administrator’s own gross negligence, bad faith or willful misconduct. In addition, the Administrator shall not be liable for any Losses for delays caused by circumstances beyond the reasonable control of the Administrator or any agent of the Administrator and which adversely affect the performance by the Administrator of its obligations and duties under the Fund Administration and Accounting Agreement or by any other agent of the. Upon the occurrence of any such delay or failure, the Administrator shall use commercially reasonable efforts to resume performance as soon as practicable under the circumstances.

The Trust will indemnify the Administrator and any affiliate of the Administrator (“Indemnitees”), and the Indemnitees will incur no liability for its reliance upon (i) any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed, (ii) the Trust’s offering materials or documents (excluding information provided by the Administrator), (iii) any instructions or (iv) any written opinion of legal counsel for the Trust or the Administrator, or arising out of transactions or other activities of the Trust which occurred prior to the commencement of the Fund Administration and Accounting Agreement; provided however, that the Trust shall not indemnify any Indemnitee for any losses arising out of the Indemnitees’ own bad faith, gross negligence or willful misconduct in the performance of the Fund Administration and Accounting Agreement.

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Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP